Blossoms Events and Catering, LLC



FINANCIAL STATEMENTS REPORT

NOVEMBER 30, 2021

(Unaudited)

www.vegboxmd.com

Prepared by Roberta Lowe, Chief Executive Officer

Table of Contents

FINANCIAL STATEMENTS   **PAGE**

Table of Contents...   2

Executive Summary...   3

Financial Statements...   4

Balance Sheet...   5

Profit and Loss Report...   6

Statement of Cash Flows...   7

Notes to Financial Statements…………………………………………….   8

2021 Executive Summary

VegBox founder, Chef Roberta Lowe, had a goal to become a restaurateur offering amazing plant-based food that would wow the customers' experience. Her first step in realizing this goal was acquiring and operating a part-time mobile food chart under the brand of Roe's Sandwiches, LLC. Ms. Lowe's long-term goal was to expand the business to a dine-in restaurant that offers catering. In 2014, she expanded her business by offering a full-service catering business named "Blossoms Events and Catering LLC" to fit the new market she was serving.

The new company, VegBox, provides plant-based dishes that are fresh, fast, healthy, and have amazing flavor with the convenience of being a complete meal in a box. Today, our founder, the trained Vegan Chef Roberta Lowe, a pioneer in the vegan movement saw the need in her local community for a fast-casual restaurant experience focusing on amazingly seasoned whole plant vegan dishes. So the VegBox was born. At VegBox, we provide plant-based dishes that are fresh, fast, healthy, and tasty, with the convenience of being a complete meal in a box.

The problem we are solving is, often individuals forfeit healthy options for unhealthy options because it's quicker and more convenient. We understand that issue and our solution is a fast-casual restaurant that offers a unique menu based around individuals or groups to get a quick meal that gives them the option of having a fulfilling, healthy, deliciously flavor dish as quickly as you can get a gourmet burger.

In the following year-end report, you will find Annual Financial Statements which consist of a Balance Sheet, Profit and Loss Statement and Cash Flow Report showing the current financial position of Blossoms Events and Catering, LLC.

FINANCIAL STATEMENTS

Balance Sheet

Blossoms Events and Catering, LLC

As of November 30, 2021

ASSETS	
Current Assets	
Checking Account	$283
Blossoms Events and Catering PayPal	$0
Inv-Serving Trays/Dishes	$600
Total Current Assets	**$883**
Other Current Assets	
Total Other Current Assets	**$0**
Property and Equipment	
Equipment	$19,020
Accum. Depreciation - Equipment	-$17,162
Total Property and Equipment	**$1,858**
Total Assets	**$2,741**
LIABILITIES	
Current Liabilities	
Other Current Liabilities	$9,685
Total Current Liabilities	**$9,685**
Long-Term Liabilities	
Total Long-Term Liabilities	**$0**
Total Liabilities	**$9,685**
CAPITAL	
Owner Investment / Drawings	$26,000
Retained Earnings	
Retained Earnings	-$35,440
Net Income	$2,496
Total Retained Earnings	**-$32,944**
Total Capital	**$2,741**

Income Statement

Blossoms Events and Catering, LLC

Date: Jan 01, 2021 to November 30, 2021

Financial Statements in U.S. Dollars

Income	
Gross Sales	$22,112
Net Sales	**$22,112**

Cost of Goods Sold	
Cost of Sales - Food	$9,189
Total Cost of Goods Sold	**$9,189**

Gross Profit (Loss)	**$12,923**

Operating Expenses	
Advertising and Marketing Expense	$2,307
Depreciation Expense	$0
Dues and Subscriptions Exp	$2,375
Insurance Expense	$0
Legal and Professional Expense	$1,644
Licenses Expense	$0
Merchant Fees	$0
Office Expense	$287
Computer Supplies and Software Exp	$0
Postage Expense	$54
Repairs and Maintenance Expense	$765
Training and Education Exp	$773
Telephone Expense	$564
Travel Expense	$820
Uniforms	$748
Website Hosting Expense	$91
Total Operating Expenses	**$10,426**

Net Profit (Loss)	**$2,496**

Cash Flow

Blossoms Events and Catering, LLC

Date: Jan 01, 2021 to Nov 30, 2021

Cash Flows from Operating Activities	
Net Income	**-$41,884**
Adjustments to reconcile net	
income to net cash provided	
by operating activities	
Depreciation - Equipment	$442
Loss on Sale of Property, Plant and Equipment	$0
Interest Expense	$0
Cash from Operations before Working Capital	
Decrease in Inventories	$12,420
Increase in trade & Other Receivable	$0
Increase in Payables	
Cash generated from Operations	
Interest Paid	$0
Dividends Paid	$0
Income taxes Paid	$0
Net Cash from Operating Activities	**-$29,022**
Cash Flows from Investing Activities	
Purchase Property Plant and Equipment	-$2,300
Net Cash from Investing Activities	**-$2,300**
Cash Flows from Financing Activities	
Proceeds from issue of Share Capital	$26,000
Proceeds from long term borrowing	$0
Payments of Finance Lease Liability	$0
Net Cash from Financing Activities	**$26,000**
Net increase in Cash and Cash Equivalent	**-$5,322**
Summary	
Cash and Cash Equivalent Balance at Beg of Period	$3,682
Cash and Cash Equivalent Balance at End of Period	$283
Net Increase <Decrease> in Cash	**$3,399**

NOTES TO FINANCIAL STATEMENTS NOVEMBER 30, 2021

NOTE 1: NATURE OF ACTIVITIES

Blossoms Events and Catering, LLC DBA Vegbox MD ("we", "the Company", or "Blossoms Events and Catering" or "VegBox MD"), was formed on March 09, 2009 headquartered in Baltimore, Maryland under the provisions and laws of the State of Maryland. VegBox MD is committed to providing local communities around the world with high-quality, unprocessed, fulfilling, and flavorful whole plant-based fast food meal options for the consumer market that identifies with needed freshly prepared and fast healthy meals on the go. We created an experience that allows our customers to continue their healthy eating habits away from home to help match with their busy life. All meals are prepared, and made fresh when ordered by the customer on location of the restaurant.

Since inception, the Company's activities have included product and business development, capital raising efforts, and operational expansion. As the Company commences full-scale operations, it is likely to incur significant additional expenses as it expands. The Company is dependent on obtaining additional capital resources for the expansion of its operations, which is subject to significant risks and uncertainties, including the inability to secure additional funding at favorable rates or failing to reach profitability or generate positive cash flows from its current business model.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting Presentation

VegBox MD prepares its financial statements in accordance with accounting principles generally accepted in the United States, which involves the application of accrual accounting: consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. All adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Cash and Cash Equivalents

All highly liquid debt instruments with a maturity of one year or less are considered to be cash equivalents. At November 30, 2021, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts which are insured by the Federal Deposit Insurance Corporation up to $250,000. As of November 30, 2021, the cash balance was $283.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Long-term assets

Long-term assets purchased by VegBox MD are recorded at cost at time of purchase. VegBox MD currently holds assets such as computer equipment, refrigerators, cookware, shelving units, tables, and tents. Depreciation is recorded on a straight-line basis over the estimated useful lives of the respective assets, ranging from five to seven years. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary as of December 31, 2020.

As of December 31, 2020, Long-term assets composed of the following:

Description	Useful Life (in years)	Original Cost	Accumulated Depreciation	Depreciation Expense	Net Book Value
Cookware Equipment	7	$9,220	$9,220	$0	$0
Refrigerators	7	$3,700	$3,700	$0	$0
Computers	5	$2,300	$0	$442	$1,858
Other Equipment	7	$3,800	$3,800	$0	$0
Total		**$19,020**	**$16,720**	**$442**	**$1,858**

Depreciation expense for the year ended December 31, 2020 was $442

Revenue Recognition

The Company recognizes revenue when ordered items are processed and, concurrently, customer credit cards are charged. Delivery fees from customers are recorded separately. All fees are fixed according to the terms of the service agreement on the Company's web page.

Organizational Cost & Advertising Costs

Organization cost, including legal fees are expensed as incurred. The total of Organizational Cost and legal fees charged to operations totaled $1,644 for the period from January 1, 2021 through December 31, 2021.

The Company's advertising costs are expensed as incurred. From January 1, 2021 to November 30, 2021, the Company recognized $2,307 in advertising, marketing, and promotional costs.

Income Taxes

As a one member limited liability company, the Company is not a tax paying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, as applicable.

NOTE 3: MEMBERS' EQUITY CAPITAL

The Company has an unlimited life and will continue perpetually, unless dissolved by its owner. Ownership of the Company is reflected in membership interests (or "shares"), and the Company initially has 100 total shares authorized for distribution. These shares are solely for the purpose of recording the proportional ownership of the Company, are non-transferable in any fashion, and do not constitute securities of any kind. The Company will be managed by the members, and a majority vote may take any action on behalf of the Company

NOTE 4: EVALUATION of BUSINESS EVENTS

The management of VegBox MD have reviewed the results of operations for the period of time from its year-end December 31, 2020, through November 30, 2021, the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.